RICHEMONT

05011521

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RECEIVED SEP 2 6 2005 D.C. 213 SECTION PROCESSING

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

19 September 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing the management changes at Vacheron Constantin. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sofi
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dw 9/28

RICHEMONT

PRESS RELEASE – FOR IMMEDIATE RELEASE

19 September 2005

JUAN-CARLOS TORRES TO SUCCEED CLAUDE-DANIEL PROELLOCHS AS CHIEF EXECUTIVE OF VACHERON CONSTANTIN

Richemont, the Swiss luxury goods group, announces the retirement of Mr Claude-Daniel Proellochs, Chief Executive of Vacheron Constantin. Mr Proellochs will be succeeded as Chief Executive by Mr Juan-Carlos Torres, currently Deputy Chief Executive of Vacheron Constantin.

Paying tribute to Mr Proellochs, Richemont Group CEO, Norbert Platt, said:

"For the last 17 years, Claude-Daniel has steered Vacheron Constantin to a pre-eminent position in the Haute Horlogerie market. This has been borne out by the success enjoyed by the brand during this, its 250th anniversary year.

We thank him for his dedication and the immense contribution he has made to the development of Vacheron Constantin. He has been a passionate advocate for the Maison and, most importantly, has protected and enhanced the proud Vacheron Constantin heritage."

Vacheron Constantin was acquired by Richemont in 1996.

Mr Proellochs position within Vacheron Constantin will be taken by his current deputy, Mr Juan-Carlos Torres. Mr Torres, a Swiss national, has worked with Vacheron Constantin since 1981, initially in an accounting role before rising to become Finance Director in 1987, Finance and Manufacturing Director in 2000 and, latterly, Deputy Chief Executive in 2002.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels. Alfred Dunhill, Montblanc and Lancel. Along with Vacheron Constantin, Richemont owns the prestigious watch manufacturers Jaeger-leCoultre, Piaget, Baume & Mercier, IWC, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds and 18.5 per cent interest in British American Tobacco.

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 3500 TELEFAX +41 (0)22 715 3550 WWW.RICHEMONT.COM